UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              Conolog Corporation
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                  208254 40 9
                                 (CUSIP Number)

                             Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 7, 1999
            (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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SCHEDULE 13D

CUSIP No.  208254 40 9                               Page  2 of 9 Pages

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CLOG LLC
     I.R.S. Identification Number:11-3479491

     Warren Schreiber

     The Nybor Group, Inc.
     I.R.S. Identification Number: 11-3095214

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [  ] (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*    WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e) [X]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

         CLOG LLC - State of New York
         Warren Schreiber - United States of America
         The Nybor Group, Inc. - State of New York

 NUMBER OF  SHARES         7    SOLE VOTING POWER
                                            2,757,143

 BENEFICIALLY  OWNED BY    8    SHARED VOTING POWER
                                            2,757,143

 EACH  REPORTING           9    SOLE DISPOSITIVE POWER
                                            2,757,143

 PERSON  WITH              10  SHARED DISPOSITIVE POWER
                                            2,757,143
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            2,757,143


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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         37.2%

14   TYPE OF REPORTING PERSON*   CO, IN



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Item 1.  Security and Issuer.

         The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Conolog Corporation, a Delaware corporation ("Conolog" or the "Issuer"). The address of Conolog's principal executive offices is 5 Columbia Road, Somerville, NJ 08876.

Item 2.  Identity and Background.

         Reference is made to Item 2 of Amendment No. 2 to the Reporting Persons' Schedule 13D, filed with the Securities and Exchange Commission on June 28, 1999 ("Amendment No. 2").

Item 3.  Source and Amount of Funds or Other Consideration.

         See Item 4.

Item 4.  Purpose of Transaction.

         The following is a summary of sales of Common Stock made by The Nybor Group, Inc. ("Nybor") since June 23, 1999:


                                        Number of Shares    Approximate  Price
Date of Sale        Type of Sale        of Common Stock         Per Share
------------        ------------        ---------------         ---------

July 1, 1999        Open Market              20,000              $1.26

July 6, 1999        Open Market               4,200              $1.07

July 7, 1999        Open Market              25,800              $1.16

July 8, 1999        Open Market              40,000              $1.13

         Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to exercise the option to acquire additional convertible debentures described in Amendment No. 2, convert the convertible debentures into shares of Common Stock, and/or purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

         Depending upon prevailing conditions and their evaluation of the factors described above, the Reporting Persons may also determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

         The Reporting Persons have no present plans or intentions which would result in or relate

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to any of the transactions  described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons hold 2,757,143 shares of Common Stock (including 1,800,000 shares of Common Stock issuable upon the exercise of a currently exercisable option for the purchase of immediately convertible debentures), which represent 37.2% of the total shares of Common Stock outstanding as of June 8, 1999.

         The percentage for the Reporting Persons was calculated using as the denominator the sum of (i) the 1,800,000 shares of Common Stock issuable upon the exercise of a currently exercisable option for the purchase of immediately convertible debentures, (ii) the 200,000 shares of Common Stock issued effective June 23, 1999 upon conversion of the convertible debentures, as described in Amendment No. 2, (iii) the 1,057,143 shares of Common Stock issued effective June 18, 1999 pursuant to the Restated Consulting Agreement, as described in Amendment No. 2, and (iv) the 4,357,773 outstanding shares of Common Stock as of June 8, 1999, based upon the Quarterly Report on Form 10-Q filed by Conolog for the period ended April 30, 1999.

         (b)      See Item 6.

         (c)      See Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         As described in Amendment No. 2, the Restated Option Agreement and Restated Consulting Agreement provide that CLOG and Nybor shall vote any shares of Common Stock acquired pursuant to the terms thereof in the same proportion as votes are cast by the other stockholders of Conolog.

Item 7.  Material to be Filed as Exhibits.

         (1)     Agreement among the Reporting Persons.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 19, 1999

                                                CLOG LLC


                                                By: /s/ Warren Schreiber
                                                ------------------------
                                                    Warren Schreiber, Member



                                                /s/ Warren Schreiber
                                                --------------------
                                                Warren Schreiber



                                                THE NYBOR GROUP, INC.


                                                By: /s/ Warren Schreiber
                                                ------------------------
                                                    Warren Schreiber, President







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